September 5, 2024

Via EDGAR

Mr. Jeffrey Gordon

Ms. Anne McConnell

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JELD-WEN Holding, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023

Form 8-K filed February 20, 2024

Form 8-K filed May 6, 2024

File No. 001-38000

Dear Mr. Gordon and Ms. McConnell:

This letter contains the response of JELD-WEN Holding, Inc., a Delaware corporation (the “Company”), to your letter dated August 30, 2024, setting forth a comment of the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission regarding the above-referenced filings. For your convenience, we restated in italics the comment in the Staff’s comment letter.

Form 10-K for the fiscal year ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Segment Results, page 45

1.

We note your non-GAAP reconciliations of Adjusted EBITDA on pages 46 and 47 include a subtotal column that you identify as “Total Operating Segments.” Since each subtotal in this column represents a non-GAAP financial measure that would not comply with Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures, please revise your reconciliations in future filings to delete this subtotal column. This comment is also applicable to your presentation of this subtotal column in the Segment footnote, in earnings releases filed under Form 8-K, and in quarterly filings.

Response: The Company respectfully acknowledges the Staff’s comment and will remove the “Total Operating Segments” subtotal column in its non-GAAP reconciliations of Adjusted EBITDA in future periodic filings and earnings releases furnished on Form 8-K.

  JELD-WEN, Inc.    2645 Silver Crescent Drive, Charlotte, NC 28273 USA    www.jeld-wen.com

If you have any further questions or comments, please do not hesitate to contact the undersigned by telephone at (704) 264-5339. Thank you.

Sincerely, /s/ Samantha Stoddard Samantha Stoddard, Executive Vice President and Chief Financial Officer

cc:	William Christensen,
Chief Executive Officer

Michael Leon,
Senior Vice President, Chief Accounting Officer

Jas Hayes,
Executive Vice President, General Counsel & Corporate Secretary

Sid Shenoy,
Partner, Womble Bond Dickinson (US) LLP